April 30, 2015

VIA EDGAR

Re:	Talen Energy Corporation

Talen Energy Holdings, Inc.

Registration Statement on Form S-1

File Nos. 333-199888 and 333-199888-01

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Talen Energy Corporation and Talen Energy Holdings, Inc. (collectively, the “Registrants”) hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on May 1, 2015, or as soon as possible thereafter or at such later time as the Registrants or their counsel may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Simpson Thacher & Bartlett LLP, by calling Andrew R. Keller at 212-455-3577.

The Registrants acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

TALEN ENERGY CORPORATION

By:	/s/ Paul A. Farr
	Name:	Paul A. Farr
	Title:	Director and Executive Vice President

TALEN ENERGY HOLDINGS, INC.

By:	/s/ Paul A. Farr
	Name:	Paul A. Farr
	Title:	Director and Executive Vice President

[Signature Page – Acceleration Request]